January 22, 2025

Stephen Kadenacy
Chief Financial Officer
BRC Inc.
1144 S. 500 W
Salt Lake City, UT 84101

       Re: BRC Inc.
           Form 10-K for the fiscal year ended December 31, 2023
           Filed March 6, 2024
           File No. 001-41275
Dear Stephen Kadenacy:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing